BRISTOL-MYERS SQUIBB PRICES $2.0 BILLION OF SENIOR NOTES

(NEW YORK, July 26, 2012) – Bristol-Myers Squibb Company (NYSE:BMY) announced today that it has agreed to sell $2.0 billion of senior unsecured notes: $750 million in aggregate principal amount of 0.875% notes due 2017, $750 million in aggregate principal amount of 2.000% notes due 2022 and $500 million in aggregate principal amount of 3.250% notes due 2042 in an underwritten public offering.

Citigroup Global Markets Inc., Barclays Capital Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch Pierce Fenner & Smith Incorporated and Wells Fargo Securities, LLC are acting as joint book-running managers of the underwriters.

Bristol-Myers Squibb intends to use the net proceeds from the offering, the issuance of commercial paper and cash on hand to finance the acquisition of Amylin Pharmaceuticals, Inc., pay costs and expenses pursuant to the assumption agreements, to pay fee and expenses and/or for general corporate purposes. The offering is expected to close on July 31, 2012, subject to customary closing conditions.

When available, the final prospectus supplement and accompanying prospectus relating to the offering of the notes may be obtained by contacting one of the following joint book-running managers:

•	Citigroup Global Markets Inc., at: 877-858-5407

•	Barclays Capital Inc., at: 888-603-5847

•	Deutsche Bank Securities Inc., at: 800-503-4611

•	J.P. Morgan Securities LLC, at: 212-834-4533

•	Merrill Lynch, Pierce, Fenner & Smith Incorporated, at: 800-294-1322

•	Wells Fargo Securities, LLC, at: 800-326-5897

The final prospectus supplement and accompanying prospectus, when available, may also be accessed through the SEC’s website at www.sec.gov.

These securities are offered pursuant to a registration statement that has become effective under the Securities Act of 1933, as amended. These securities are only offered by means of the prospectus supplement and prospectus relating to the offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of these securities in any state or other jurisdiction, where the offer, solicitation or sale of these securities would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

Forward-Looking Statements

This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Forward-looking statements in this press release should be evaluated together with the many risks and uncertainties that affect Bristol-Myers Squibb’s business, including those identified in Bristol-Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2011, particularly under “Item 1A. Risk Factors”. Bristol-Myers Squibb undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For more information, please visit http://www.bms.com or follow us on Twitter at http://twitter.com/bmsnews.

Contacts

Bristol-Myers Squibb Company

Media: Jennifer Fron Mauer, 609-252-6579, jennifer.mauer@bms.com or

Investors: Timothy Power, 609-252-7509, timothy.power@bms.com